Consent of Independent Auditor

We hereby consent to the incorporation by reference in this Amendment No. 1 to the Registration Statement on Form 40-F of Osisko Development Corp. of our report dated February 24, 2022 relating to the consolidated financial statements as at December 31, 2021 and 2020 and for each of the years then ended, which appears in the Exhibit 99.3 to this Amendment No. 1 to the Registration Statement on Form 40-F.

We also hereby consent to the incorporation by reference in this Amendment No. 1 to the Registration Statement on Form 40-F of Osisko Development Corp. of our report dated February 24, 2021 relating to the consolidated financial statements as at December 31, 2020 and 2019 and for each of the years then ended, which appears in the Exhibit 99.11 to this Amendment No. 1 to the Registration Statement on Form 40-F.

We also consent to the reference to us under the heading "Interests of Experts", which appears in the Restated Annual Information Form included in the Exhibit 99.1 to this Amendment No. 1 to the Registration Statement on Form 40-F.

/s/ PricewaterhouseCoopers LLP

Montreal, Quebec, Canada

May 25, 2022